FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

26 June 2008

File no. 0-17630

                  CRH - Directorate Change

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3
(No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430,
333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

Enclosure: Directorate Change

                                                                   N E W S     R E L E A S E

26 June 2008

SENIOR MANAGEMENT CHANGES AT CRH

CRH plc, the international building materials group, announces that Tom Hill, Chief Executive of CRH's operations in the Americas, has resigned from the CRH Board effective 25 June 2008 and is resigning from his executive duties with effect from 31 July 2008.

Tom will be succeeded by Mark Towe who is currently Chief Executive of CRH's Americas Materials Division. Mark (58) joined CRH as Chief Operating Officer of Americas Materials in 1997 and has over 30 years experience in the North American aggregates and asphalt industry. He was appointed Chief Executive, Americas Materials in July 2006. Mark will join the CRH Board on taking up his new position on 31 July 2008.

Doug Black (43), currently President & Chief Operating Officer of Americas Materials, will succeed Mark Towe as Chief Executive of that Division. Doug joined CRH in 1995 and has held a number of senior positions in CRH's Products operations, including Chief Executive of CRH's Architectural Products Group. Doug moved to his current position in the Materials Division in July 2006.

Bill Sandbrook (50), currently Chief Executive Architectural Products Group, has been appointed Chief Executive Americas Products & Distribution with overall responsibility for Architectural Products, Precast, Glass, MMI and Distribution. Bill joined CRH with the acquisition of Tilcon in 1996 and, after holding a succession of senior positions in the Materials Group, was appointed to his current position in July 2006.

Commenting on these changes, Liam O'Mahony, CRH Chief Executive, and Myles Lee, Chief Executive Designate, said "We thank Tom Hill for his many years of significant achievement at senior level in the CRH Group and we wish him well for the future. Mark, Doug and Bill bring considerable experience to their major new roles as the leaders of our Americas business."
Contact CRH at
Dublin
 404 1000 (+353 1 404 1000)
Liam O'Mahony, Chief Executive
Myles Lee, Finance Director / Chief Executive Designate
Éimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller

CRH plc,
Belgard

Castle
, Clondalkin,
Dublin
 22,
Ireland
 TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL
mail@crh.com
WEBSITE
 www.crh.com Registered Office,
42 Fitzwilliam Square
,
Dublin
 2,
Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  26 June, 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director